UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Spark Networks, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

84651P100
(CUSIP Number)

IAN V. JACOBS
402 CAPITAL, LLC
5015 Underwood Avenue
Omaha, Nebraska 68132
(402) 408-9780

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 2, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON 402 Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,215,950
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,215,950
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,215,950
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON SCA Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,785,776
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,785,776
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,785,776
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON 402 Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,001,726
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,001,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,001,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.6%
14	TYPE OF REPORTING PERSON OO, IA

CUSIP NO. 84651P100

1	NAME OF REPORTING PERSON Ian V. Jacobs
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 3,001,726
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 3,001,726
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,026,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 84651P100

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D filed by the undersigned. This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

The Reporting Persons had been parties to that certain Solicitation Agreement (as defined in Item 4) with the Osmium Group (as defined in Item 4), which agreement contained, among other things, certain voting and other arrangements relating to the 2014 Annual Meeting of Stockholders of the Issuer (the “2014 Annual Meeting”).  As a result, the Reporting Persons could have been deemed to be members of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of the Reporting Persons and the Osmium Group.  The 2014 Annual Meeting occurred on June 27, 2014 and voting in respect of such meeting was certified on July 2, 2014.  The Solicitation Agreement terminated immediately upon such certification and the Reporting Persons are no longer members of a “group” with the Osmium Group, as discussed above.  It is the understanding of the Reporting Persons that the Osmium Group will file a Schedule 13D separately from the Reporting Persons also reporting the termination of the “group.”

Each of the Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On May 22, 2014, the Reporting Persons entered into a Solicitation Agreement (the “Solicitation Agreement”) with Osmium Partners, LLC, Osmium Capital, LP, Osmium Capital II, LP, Osmium Spartan, LP, Osmium Diamond, LP and John H. Lewis (collectively, the “Osmium Group” and together with the Reporting Persons, the “Former Group”). Pursuant to the terms of the Solicitation Agreement, the members of the Former Group agreed, amongst other things, to solicit proxies and to vote all of their respective Shares in favor of the election of the Osmium Group’s four (4) director nominees (the “Nominees”) and the approval of certain business proposals submitted by the Osmium Group at the 2014 Annual Meeting.  The Nominees were elected by a stockholder vote at the 2014 Annual Meeting, and the results were certified by the independent inspector of election on July 2, 2014.  Further, on July 3, 2014, in furtherance of the Solicitation Agreement, the newly comprised board of directors of the Issuer appointed Ian V. Jacobs as an additional independent director.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Solicitation Agreement, dated May 22, 2014, by and among the Reporting Persons and the Osmium Group, terminated automatically upon the certification of the stockholder votes at the 2014 Annual Meeting, as described in Item 4 above.

On July 3, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the continued joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement by and among 402 Fund, LP, SCA Partners, LP, 402 Capital, LLC and Ian V. Jacobs, dated July 3, 2014.

CUSIP NO. 84651P100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           July 3, 2014

402 Fund, LP

By:	402 Capital, LLC Investment Manager

By:	/s/ Ian V. Jacobs
	Name:	Ian V. Jacobs
	Title:	Managing Member

SCA Partners, LP

By:	402 Capital, LLC Investment Manager

By:	/s/ Ian V. Jacobs
	Name:	Ian V. Jacobs
	Title:	Managing Member

402 Capital, LLC

By:	/s/ Ian V. Jacobs
	Name:	Ian V. Jacobs
	Title:	Managing Member

/s/ Ian V. Jacobs
Ian V. Jacobs